Exhibit 5.1

		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP	212 450 4000 tel
450 Lexington Avenue	212 701 5800 fax
New York, NY 10017

November 14, 2012

E*TRADE Financial Corporation

1271 Avenue of the Americas

New York, New York 10020

Ladies and Gentlemen:

We have acted as special counsel for E*TRADE Financial Corporation, a Delaware corporation (the “Company”), in connection with the Company’s offering of $505,000,000 aggregate principal amount of its 6% Notes due 2017 (the “2017 Notes”) and $800,000,000 aggregate principal amount of its 6.375% Notes due 2019 (the “2019 Notes” and together with the 2017 Notes, the “Notes”) in an underwritten public offering pursuant to an underwriting agreement dated November 6, 2012 (the “Underwriting Agreement”) between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representative of the several underwriters (the “Underwriters”) named in Schedule 1 thereto. The Notes are to be issued pursuant to an indenture dated as of November 14, 2012, as supplemented by a first supplemental indenture dated as of November 14, 2012, (together, the “Indenture”) by and between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee.

We, as your counsel, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Notes have been duly authorized in accordance with the Indenture, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability; provided that we express no opinion as to the enforceability of any waiver of rights under any usury or stay law.

We are members of the Bar of the State of New York and the foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).

E*TRADE Financial Corporation	2	November 14, 2012

We hereby consent to the filing of this opinion as an exhibit to a report on Form 8-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,

/s/ Davis Polk & Wardwell LLP